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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)1

PokerTek, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730864 10 5

(CUSIP Number)

WPT Enterprises, Inc.
5700 Wilshire Blvd., Suite 350
Los Angeles, California
Phone: (323) 330-9900

With a copy to:
Martin R. Rosenbaum, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 730864 10 5			Page 2 of 5

1.	Name of Reporting Person: WPT Enterprises, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑	See explanation in item 4.

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,080,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,080,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,080,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.7%

14.	Type of Reporting Person (See Instructions): CO

ITEM 1.	SECURITY AND ISSUER
This statement relates to the common stock, no par value, of PokerTek, Inc., a North Carolina corporation (“PokerTek” or the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 1020 Crews Road, Suite J Matthews, North Carolina 28106.

ITEM 2.	IDENTITY AND BACKGROUND
     (a) This Schedule 13D is being filed by WPT Enterprises, Inc., a Delaware corporation (“WPTE”).
     (b) The principal office of WPTE is 5700 Wilshire Blvd., Suite 350, Los Angeles, California 90036.
     (c) WPTE is incorporated as a Delaware corporation. Its principal business activities involve the creation of internationally branded entertainment and consumer products driven by the development, production, and marketing of televised programming based on gaming themes.
     (d) - (e) During the last five years, neither WPTE nor any of its officers and directors have been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
NOT APPLICABLE.

ITEM 4.	PURPOSE OF TRANSACTION
WPTE beneficially owned 1,080,000 shares of PokerTek’s common stock prior to PokerTek’s initial public offering on October 13, 2005. WPTE continued to beneficially own such shares as of December 31, 2005 and as of the date hereof.
WPTE has entered into an agreement to sell a portion of its shares of PokerTek common stock to Aristocrat International Pty., Limited, a company organized under the laws of Australia (“Aristocrat”). Representatives of Aristocrat were originally introduced to WPTE by representatives of PokerTek, and Aristocrat expressed its interest in purchasing some or all of the shares of PokerTek common stock held by WPTE. On January 20, 2006, PokerTek and WPTE entered into a Stock Purchase Agreement (the “Agreement”) under which Aristocrat agreed to purchase 630,000 shares of PokerTek common stock at a price of $9.03 per share, subject to Aristocrat’s right to perform due diligence on PokerTek for up to thirty days, and with the sale to close on February 28, 2006, or at such other time as agreed to between the parties. The purchase price of $9.03 was obtained by multiplying the total number of PokerTek shares to be sold by WPTE by the weighted average closing price (weighted with reference to trading volume on each trading day) of PokerTek’s common stock on the Nasdaq National Market during the thirty (30) trading days immediately preceding January 20, 2006. After the closing of this sale, WPTE would beneficially own approximately 4.9% of PokerTek’s outstanding common stock. The Agreement is attached hereto as Exhibit 1.
WPTE is aware that, concurrently with Aristocrat’s negotiations with WPTE to purchase PokerTek common stock, Aristocrat has also been negotiating with Gehrig White, James Crawford and Lee Lomax, all of whom are affiliates of PokerTek (the “Affiliates”), to purchase shares of PokerTek common stock held by entities controlled by the Affiliates (the “Entities”). WPTE believes that it is likely that the Entities will sell shares of PokerTek common stock to Aristocrat in the near future. However, WPTE is not aware that any of the Affiliates or the Entities has yet entered into a definitive agreement with Aristocrat. Further, WPTE made its decision to sell shares to Aristocrat independent of any discussions with the Affiliates, and the Agreement between PokerTek and WPTE is not conditioned on any sales of PokerTek common stock by any of the Entities. Therefore, although the timing of Aristocrat’s purchases from WPTE and the Entities may be similar, WPTE hereby disclaims membership in a group with the Affiliates or the Entities, or with any of them, pursuant to Rule 13d-5(b).
Except as set forth in this Item 4, WPTE has no present plans or proposal or specific knowledge that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN THE SECURITIES OF THE ISSUER
     (a) WPTE beneficially owns 1,080,000 shares of the outstanding Common Stock of the Issuer, representing approximately 11.7% of the Common Stock (based upon 9,243,020 shares outstanding on November 15, 2005, as reported in the Issuer’s most recent Form 10-Q filed on November 25, 2005).
     (b) WPTE has sole voting and dispositive power with respect to 1,080,000 shares of the Common Stock of the Issuer.
     (c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.
          None, except for the Agreement with Aristocrat described in Item 4.
     (d) Not applicable.
     (e) Upon consummation of the sale of shares to Aristocrat under the Agreement, WPTE will own less than 5% of the Issuer’s securities.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
          On January 20, 2006, WPTE entered into the Agreement with Aristocrat, under which WPTE intends sell 630,000 shares of PokerTek common stock to Aristocrat on or about February 28, 2006, subject to certain terms and conditions, as described in Item 4.
     In connection with the initial public offering of PokerTek, WPTE entered into an agreement with Feltl and Company that, for a period of 180 days from October 13, 2005, forbids it from offering, selling, assigning, transferring, pledging, contracting to sell or otherwise disposing of or hedging any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock. Feltl and Company may, in its sole discretion, at any time without prior notice, release all or any portion of the shares of Common Stock from the restrictions in such agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
     Exhibit 1. Stock Purchase Agreement dated as of January 20, 2006 by and among Aristocrat International Pty, Limited and WPT Enterprises, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2006	WPT ENTERPISES, INC.
	By:	/s/ W. Todd Steele
W. Todd Steele
Chief Financial Officer